================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------


                                   FORM 11-K


                              --------------------

                                 ANNUAL REPORT
                           PURSUANT TO SECTION 15(d)
                      THE SECURITIES EXCHANGE ACT OF 1934



                  For the fiscal year ended December 31, 1996



                            TETRA Technologies, Inc.
                             401(k) Retirement Plan
                            (Full title of the plan)


                              --------------------


                            TETRA Technologies, Inc.
         (Name and issuer of the securities held pursuant to the plan)

                         Commission File Number 0-18335

                                25025 I-45 North
                           The Woodlands, Texas 77380
                    (Address of principal executive offices)

                              --------------------



================================================================================

                                     INDEX

Financial Statements, Schedules and Exhibits.
                                                                            Page
                                                                            ----
(a) Financial Statements and Schedules:

       Report of Independent Auditors                                          1

       Statements of Net Assets Available for Plan Benefits                    2

       Statements of Changes in Net Assets Available for Plan Benefits         3

       Notes to Financial Statements                                        4-10

       Schedule of Assets Held for Investment Purposes                        11

       Schedule of Reportable Transactions                                 12-14

All other schedules required by Section 2520.103-10 of the Department of Labor Rules for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

(b) Exhibits:

       No. 23 - Consent of Ernst & Young LLP.

                         Report of Independent Auditors


Participants and Administrator of the TETRA
   Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of the TETRA Technologies, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year ended December 31, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
May 30, 1997                                                   ERNST & YOUNG LLP

                TETRA Technologies, Inc. 401(k) Retirement Plan


              Statements of Net Assets Available for Plan Benefits

                                              December 31
                                            1996         1995
                                         ----------   ----------
ASSETS
Cash and cash equivalents                $   29,568   $       --
Investments at fair value                 7,376,545    4,921,345
Participant loans receivable                321,045      130,970
Accrued income                              139,426      132,282
Other receivables                               833           --
                                         ----------   ----------
Total investments                         7,867,417    5,184,597

Employee contributions receivable           100,298       71,154
Employer contributions receivable           229,464      189,486
                                         ----------   ----------
Total contributions                         329,762      260,640
                                         ----------   ----------
Total assets                              8,197,179    5,445,237

LIABILITIES
Excess contribution refunds                  89,311        6,321
Distributions payable                        23,870           --
                                         ----------   ----------
Total liabilities                           113,181        6,321
                                         ----------   ----------
Net assets available for plan benefits   $8,083,998   $5,438,916
                                         ==========   ==========





See accompanying notes.

                TETRA Technologies, Inc. 401(k) Retirement Plan


        Statements of Changes in Net Assets Available for Plan Benefits

                                                                         December 31
                                                                     1996           1995
                                                                  -----------    -----------
Additions:
 Contributions - employee                                         $ 1,274,593    $ 1,368,043
 Contributions - employer                                             242,798        206,702
                                                                  -----------    -----------
Total contributions                                                 1,517,391      1,574,745

Investment income:
Interest and dividends                                                399,975        187,169
Net realized and unrealized gains (losses) on investments           1,204,029      1,007,893
                                                                  -----------    -----------
    Total investment income                                         1,604,004      1,195,062
                                                                  -----------    -----------
    Total contributions and investment income                       3,121,395      2,769,807

    Deductions:
     Withdrawals and forfeitures                                     (387,002)      (297,933)
     Excess contribution refunds                                      (89,311)        (6,321)
                                                                  -----------    -----------
    Net increase                                                    2,645,082      2,465,553

    Net assets available for plan benefits at beginning of year     5,438,916      2,973,363
                                                                  -----------    -----------
    Net assets available for plan benefits at end of year         $ 8,083,998    $ 5,438,916
                                                                  ===========    ===========


See accompanying notes.

                TETRA Technologies, Inc. 401(k) Retirement Plan


                         Notes to Financial Statements


                               December 31, 1996


1. DESCRIPTION OF THE PLAN

GENERAL

The TETRA Technologies, Inc. 401(k) Retirement Plan (the "Plan"), which became effective January 1, 1990, is a profit sharing plan as defined by Section 401 of the Internal Revenue Code and contains a provision for salary reduction contributions under Section 401(k) of the Internal Revenue Code ("IRC"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

All employees of TETRA Technologies, Inc. (the "Company"), and Retec/TETRA, TETRA Services, Millpark/TETRA, and Merklin System who have reached the age of 18 are eligible to join the Plan on the January 1 or July 1 first following the date of hire. Administrative expenses may be paid by either the Company or the Plan.

CONTRIBUTIONS

Employees may elect to contribute 1% to 15% of their gross salaries to the Plan. Contributions for each employee are limited in any calendar year to an amount as determined by IRC regulations. For calendar year 1996, the maximum contribution allowed for each employee was $9,500. The Company, at the discretion of the Board of Directors, may make matching contributions at the end of each fiscal year equal to a discretionary percentage of the contributions of each Plan participant. The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution will be allocated to Plan participants in the same ratio that each participant's compensation, as defined in the Plan agreement, bears to the total compensation of all participants.

VESTING AND PAYMENT OF BENEFITS

All participant contributions vest immediately. All Company contributions vest according to the following schedule:

YEARS OF SERVICE                                   PERCENTAGE
----------------                                   ----------
Less than two                                           0%
Two but less than three                                25%
Three but less than four                               50%
Four but less than five                                75%
Five or more                                          100%

               TETRA Technologies, Inc. 401(k) Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Upon an employee's death, his/her entire account balance is payable to the named beneficiary. When eligible, benefits are payable in any of several forms. Amounts which are forfeited due to termination of employment reduce the employer's contribution under the Plan.

Upon full termination of the Plan, the employer shall direct the distribution of the assets to participants in accordance with the normal procedures for benefit distributions. All participant accounts will become 100% vested in the event of a Plan termination.

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the participant loan fund. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balances in the participants' accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly. Principal and interest is paid ratably through payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements include the fund accounts of the Plan, which are maintained on a cash basis. The accompanying financial statements have been adjusted for accruals of contributions and income receivable.

VALUATION OF INVESTMENTS

The fair value of the fund accounts is based on quoted market prices on the last business day of the Plan year.

               TETRA Technologies, Inc. 401(k) Retirement Plan

3. INVESTMENTS

Effective July 1, 1993, Texas Commerce Bank was named Plan trustee and, therefore, all Plan investments pass through its clearing accounts prior to final investment in one of the nine alternative investment funds, based on the employee's allocation authorization. Alex. Brown & Sons, Inc., serves as investment manager for the funds. Amounts authorized for allocation between funds at December 31, 1996 and 1995 and transferred in 1996 and 1995, respectively, are reflected as amounts due (to) from other fund accounts in the statements of net assets available for plan benefits. Effective January 2, 1997, Wells Fargo Bank (Texas), N.A., was named custodian and trustee of the Plan.

4. FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated June 8, 1995 stating that the Plan, as written, is qualified under
Section 401(a) of the Internal Revenue Code of 1986 (the "Code"). Continued qualification depends upon the operation of the Plan. It is the opinion of the Plan administrator and management that the Plan is operating as a qualified plan. As such, the Plan is exempt from federal income taxes under the provisions of Section 501(a) of the Code.

5. TRANSACTIONS WITH PARTIES IN INTEREST

Certain legal and accounting fees and certain administrative expenses are absorbed by TETRA Technologies, Inc.

6. EXCESS CONTRIBUTION REFUNDS

The IRC provides that the Plan cannot discriminate in favor of highly compensated individuals. To comply with these laws, contributions in excess of the IRC Section 401(k) and 401(m) limits and all earnings attributable to such contributions were required to be refunded to certain highly compensated participants. These amounts are designated on the statement of net assets available for benefits as "Excess contribution refunds" at December 31, 1996 and 1995 and were refunded in May 1997 and March 1996, respectively.

7. PRESENTATION OF FUND INFORMATION

The statement of net assets available for benefits with fund information as of December 31, 1996 and 1995 and the statements of changes in net assets available for benefits with fund information for the years ended December 31, 1996 and 1995 are presented as follows:

                                                              DECEMBER 31, 1996
                                                            PARTICIPANT-DIRECTED
                                        ------------------------------------------------------------------
                                                         AMERICAN FUNDS         TCB             TETRA
                                        AMERICAN FUNDS    WASHINGTON         SHORT-TERM      TECHNOLOGIES,
                                        GROWTH FUND OF       MUTUAL          INVESTMENT       INC. COMMON
                                          AMERICA        INVESTORS FUND         FUND            STOCK
                                        ------------------------------------------------------------------
ASSETS
Cash and cash equivalents                $       --       $       --          $   21,147       $    8,421
Investments at fair value                   295,381        1,143,211             524,091        2,509,865
Participant loans receivable                     --               --                  --               --
Accrued income                               14,629           59,307               2,469                9
Other receivables                                --               --                  --              833

                                         ----------       ----------          ----------       ----------
Total investments                           310,010        1,202,518             547,707        2,519,128

Employee contributions receivable                --               --                  --          100,298
Employer contributions receivable                --               --                  --          229,464
                                         ----------       ----------          ----------       ----------
Total contributions                              --               --                  --          329,762
                                         ----------       ----------          ----------       ----------
Total assets                                310,010        1,202,518             547,707        2,848,890

LIABILITIES
Excess contribution refunds                      --               --                  --           89,311
Distributions payable                            --               --                  --           23,870
                                         ----------       ----------          ----------       ----------
Total liabilities                                --               --                  --          113,181
                                         ----------       ----------          ----------       ----------
Net assets available for plan benefits   $  310,010       $1,202,518          $  547,707       $2,735,709
                                         ==========       ==========          ==========       ==========

                                      ---------------------------------------------------------------------------------------------
                                                                      FIDELITY
                                        AIM EQUITY                    ADVISOR
                                        FUND INC.    AMERICAN FUNDS     GROWTH       INVESCO   EURO-PACIFIC
                                       CONSTELLATION   BOND FUND OF  OPPORTUNITIES   MUTUAL    INTERNATIONAL  PARTICIPANT
                                          FUND           AMERICA         FUND       FUND GIC     FUND            LOANS      TOTAL
                                       ---------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                $       --   $       --      $       --   $       --   $       --   $       --   $   29,568
Investments at fair value                 1,473,728      127,230       1,171,643      124,363        7,033           --    7,376,545
Participant loans receivable                     --           --              --           --           --      321,045      321,045
Accrued income                                   --           --          62,936           --           76           --      139,426
Other receivables                                --           --              --           --           --           --          833

                                                                                                                         ----------
                                         ----------   ----------      ----------   ----------   ----------   ----------   ----------
Total investments                         1,473,728      127,230       1,234,579      124,363        7,109      321,045    7,867,417

Employee contributions receivable                --           --              --           --           --           --      100,298
Employer contributions receivable                --           --              --           --           --           --      229,464
                                         ----------   ----------      ----------   ----------   ----------   ----------   ----------
Total contributions                              --           --              --           --           --           --      329,762
                                         ----------   ----------      ----------   ----------   ----------   ----------   ----------
Total assets                              1,473,728      127,230       1,234,579      124,363        7,109      321,045    8,197,179

LIABILITIES
Excess contribution refunds                      --           --              --           --           --           --       89,311
Distributions payable                            --           --              --           --           --           --       23,870
                                         ----------   ----------      ----------   ----------   ----------   ----------   ----------
Total liabilities                                --           --              --           --           --           --      113,181
                                         ----------   ----------      ----------   ----------   ----------   ----------   ----------
Net assets available for plan benefits   $1,473,728   $  127,230      $1,234,579   $ 124,363 $       7,109   $  321,045   $8,083,998
                                         ==========   ==========      ==========   ==========   ==========   ==========   ==========

                                                        YEAR ENDED DECEMBER 31, 1996
                                                            PARTICIPANT-DIRECTED
                                 ---------------------------------------------------------------------------
                                                              AMERICAN FUNDS
                                                               WASHINGTON       TETRA          AIM EQUITY
                                 AMERICAN FUNDS    MUTUAL          TCB       TECHNOLOGIES,INC.  FUND INC.
                                 GROWTH FUND OF   INVESTORS     SHORT-TERM    COMMON STOCK    CONSTELLATION
                                    AMERICA         FUND        INVESTMENT       FUND            FUND
                                 ---------------------------------------------------------------------------
Additions:
   Contributions - employee      $     2,141    $   210,269    $    48,334    $   293,311    $   350,549
   Contributions - employer             --             --             --          242,798           --
                                 -----------    -----------    -----------    -----------    -----------
   Total contributions                 2,141        210,269         48,334        536,109        350,549

   Investment income:
   Interest and dividends             31,129        140,251         24,961          2,386         53,189
   Net realized and unrealized
      gains (losses) on
      investments                     23,343        104,366         28,430        811,829        133,025
                                 -----------    -----------    -----------    -----------    -----------

Total investment income               54,472        244,617         53,391        814,215        186,214
                                 -----------    -----------    -----------    -----------    -----------
Total contributions and
   investment income                  56,613        454,886        101,725      1,350,324        536,763

Deductions:
   Withdrawals and forfeitures       (38,200)       (84,192)       (21,088)       (86,869)       (80,176)
   Excess contribution refunds          --             --             --          (89,311)          --
   Transfers in (out)                (86,176)       (69,862)       (35,855)         6,048         77,129
                                 -----------    -----------    -----------    -----------    -----------
   Net increase                      (67,763)       300,832         44,782      1,180,192        533,716

Net assets available for
   plan benefits at
   beginning of year                 377,773        901,686        502,925      1,555,517        940,012
                                 -----------    -----------    -----------    -----------    -----------

Net assets available for plan
   benefits at end of
   year                          $   310,010    $ 1,202,518    $   547,707    $ 2,735,709    $ 1,473,728
                                 ===========    ===========    ===========    ===========    ===========

                                                              YEAR ENDED DECEMBER 31, 1996
                                                                  PARTICIPANT-DIRECTED
                                   -------------------------------------------------------------------------------------
                                                    FIDELITY
                                     AMERICAN       ADVISOR
                                       FUNDS        GROWTH       INVESCO MUTUAL  EURO-PACIFIC
                                    BOND FUND OF  OPPORTUNITIES     FUND GIC    INTERNATIONAL  PARTICIPANT
                                      AMERICA         FUND                           FUND         LOANS         TOTAL
                                   -------------------------------------------------------------------------------------
Additions:
   Contributions - employee        $    29,057    $   310,160    $    29,922    $       850   $      --      $ 1,274,593
   Contributions - employer               --             --             --             --            --          242,798
                                   -----------    -----------    -----------    -----------   -----------    -----------
   Total contributions                  29,057        310,160         29,922            850          --        1,517,391

   Investment income:
   Interest and dividends               10,131        129,331          8,396            201          --          399,975
   Net realized and unrealized
      gains (losses) on
      investments                       (1,694)       104,374           (922)         1,278          --        1,204,029
                                   -----------    -----------    -----------    -----------   -----------    -----------
Total investment income                  8,437        233,705          7,474          1,479          --        1,604,004
                                   -----------    -----------    -----------    -----------   -----------    -----------
Total contributions and
   investment income                    37,494        543,865         37,396          2,329          --        3,121,395

Deductions:
   Withdrawals and forfeitures          (3,614)       (69,409)        (2,317)          --          (1,137)      (387,002)
   Excess contribution refunds            --             --             --             --            --          (89,311)
   Transfers in (out)                   (9,248)       (76,927)        (1,101)         4,780       191,212           --
                                   -----------    -----------    -----------    -----------   -----------    -----------
   Net increase                         24,632        397,529         33,978          7,109       190,075      2,645,082


Net assets available for
   plan benefits at
   beginning of year                   102,598        837,050         90,385           --         130,970      5,438,916
                                   -----------    -----------    -----------    -----------   -----------    -----------

Net assets available for plan
   benefits at end of
   year                            $   127,230    $ 1,234,579    $   124,363    $     7,109   $   321,045    $ 8,083,998
                                   ===========    ===========    ===========    ===========   ===========    ===========




                            See accompanying notes.

                                                                         DECEMBER 31, 1995
                                                                        PARTICIPANT-DIRECTED
                                           -------------------------------------------------------------------------------------
                                                           AMERICAN FUNDS
                                                             WASHINGTON
                                          AMERICAN FUNDS       MUTUAL          ALEX BROWN          TETRA             AIM EQUITY
                                          GROWTH FUND OF   INVESTORS FUND         CASH         TECHNOLOGIES,         FUND INC.
                                             AMERICA                            RESERVE         INC. COMMON        CONSTELLATION
                                                                                  FUND             STOCK                FUND
                                           -------------------------------------------------------------------------------------
ASSETS
Investments at fair value                  $     348,550     $     840,507     $     496,093     $   1,363,864     $     890,846
Participant loans receivable                          --                --                --                --                --
Accrued income                                    29,223            48,782             2,618                --            29,761
                                           -------------     -------------     -------------     -------------     -------------

Total investments                                377,773           889,289           498,711         1,363,864           920,607

Employee contributions receivable                     --            12,397             4,214             8,488            19,405
Employer contributions receivable                     --                --                --           189,486                --
                                           -------------     -------------     -------------     -------------     -------------

Total contributions receivable                        --            12,397             4,214           197,974            19,405
                                           -------------     -------------     -------------     -------------     -------------

Total assets                                     377,773           901,686           502,925         1,561,838           940,012

LIABILITIES                                           --                --                --             6,321                --
Excess contribution refunds                           --                --                --                --                --
Total liabilities                                     --                --                --                --                --
                                           -------------     -------------     -------------     -------------     -------------
Net assets available for plan benefits     $     377,773     $     901,686     $     502,925     $   1,555,517     $     940,012
                                           =============     =============     =============     =============     =============
                                                                         DECEMBER 31, 1995
                                                                        PARTICIPANT-DIRECTED
                                           ----------------------------------------------------------------------------------------
                                                         FIDELITY ADVISOR
                                          AMERICAN FUNDS     GROWTH
                                           BOND FUND OF   OPPORTUNITIES     INVESCO      EURO-PACIFIC
                                            AMERICA          FUND            MUTUAL      INTERNATIONAL    PARTICIPANT
                                                                            FUND GIC         FUND           LOANS          TOTAL
                                           -----------     -----------     -----------     ---------     -----------     ----------
ASSETS
Investments at fair value                  $    99,480     $   795,737     $    86,268     $      --     $        --     $4,921,345
Participant loans receivable                        --              --              --            --         130,970        130,970
Accrued income                                     719          19,816           1,363            --              --        132,282

                                           -----------     -----------     -----------     ---------     -----------     ----------
Total investments                              100,199         815,553          87,631            --         130,970      5,184,597

Employee contributions receivable                2,399          21,497           2,754            --              --         71,154
Employer contributions receivable                   --              --              --            --              --        189,486

                                           -----------     -----------     -----------     ---------     -----------     ----------
Total contributions receivable                   2,399          21,497           2,754            --              --        260,640

                                           -----------     -----------     -----------     ---------     -----------     ----------
Total assets                                   102,598         837,050          90,385            --         130,970      5,445,237

LIABILITIES                                         --              --              --            --              --          6,321
Excess contribution refunds                         --              --              --            --              --             --
Total liabilities                                   --              --              --            --              --             --

                                           -----------     -----------     -----------     ---------     -----------     ----------
Net assets available for plan benefits     $   102,598     $   837,050     $    90,385     $      --     $   130,970     $5,438,916
                                           ===========     ===========     ===========     =========     ===========     ==========





                            See accompanying notes.

                                                                              YEAR ENDED DECEMBER 31, 1995
                                                                                  PARTICIPANT-DIRECTED
                                                    -------------------------------------------------------------------------------
                                                                     AMERICAN FUNDS
                                                                       WASHINGTON
                                                    AMERICAN FUNDS       MUTUAL       ALEX BROWN         TETRA         AIM EQUITY
                                                    GROWTH FUND OF   INVESTORS FUND      CASH      TECHNOLOGIES, INC.   FUND INC.
                                                       AMERICA                         RESERVE        COMMON STOCK    CONSTELLATION
                                                                                         FUND                             FUND
                                                    -------------------------------------------------------------------------------
   Additions:
   Contributions - employee                         $        --      $   189,236      $   206,225      $   165,068      $   395,076
   Contributions - employer                                  --               --               --          206,702               --
                                                    -----------      -----------      -----------      -----------      -----------
   Total contributions                                       --          189,236          206,225          371,770          395,076

   Investment income:
   Interest and dividends                                29,175           67,062           28,088               --           31,847
   Net realized and unrealized gains (losses) on
      investments                                       116,417          195,728               --          416,508          133,123
                                                    -----------      -----------      -----------      -----------      -----------
Total investment income                                 145,592          262,790           28,088          416,508          164,970
                                                    -----------      -----------      -----------      -----------      -----------
Total contributions and investment income
                                                        145,592          452,026          234,313          788,278          560,046

Deductions:
   Withdrawals and forfeitures                          (34,844)         (77,085)         (30,018)         (74,848)         (31,807)
   Excess contribution refunds                               --               --               --           (6,321)              --
   Transfers in (out)                                  (629,448)        (237,454)        (179,504)          13,851          411,773
                                                    -----------      -----------      -----------      -----------      -----------
   Net increase                                        (518,700)         137,487           24,791          720,960          940,012

Net assets available for plan benefits at
   beginning of year                                    896,473          764,199          478,134          834,557               --
                                                    ===========      ===========      ===========      ===========      ===========
Net assets available for plan benefits at end of
   year                                             $   377,773      $   901,686      $   502,925      $ 1,555,517      $   940,012
                                                    ===========      ===========      ===========      ===========      ===========

                                                                           YEAR ENDED DECEMBER 31, 1995
                                                                              PARTICIPANT-DIRECTED
                                              -------------------------------------------------------------------------------------
                                                           FIDELITY ADVISOR
                                            AMERICAN FUNDS    GROWTH      INVESCO MUTUAL
                                             BOND FUND OF   OPPORTUNITIES     FUND         EURO-PACIFIC
                                               AMERICA         FUND            GIC        INTERNATIONAL   PARTICIPANT
                                                                                              FUND           LOANS          TOTAL
                                              -------------------------------------------------------------------------------------
   Additions:
   Contributions - employee                   $  45,342      $ 315,574      $  51,522      $      --     $       --      $1,368,043
   Contributions - employer                          --             --             --             --             --         206,702
                                              ---------      ---------      ---------      ---------     ----------      ----------
   Total contributions                           45,342        315,574         51,522             --             --       1,574,745

   Investment income:
   Interest and dividends                         5,315         21,308          4,374             --             --         187,169
   Net realized and unrealized gains (losses)
      on investments                              5,924        140,193             --             --             --       1,007,893
                                              ---------      ---------      ---------      ---------     ----------      ----------
Total investment income                          11,239        161,501          4,374             --             --       1,195,062
                                              ---------      ---------      ---------      ---------     ----------      ----------
Total contributions and investment income
                                                 56,581        477,075         55,896             --             --       2,769,807

Deductions:
   Withdrawals and forfeitures                     (435)       (46,026)        (1,836)            --         (1,034)       (297,933)
   Excess contribution refunds                       --             --             --             --             --          (6,321)
   Transfers in (out)                            46,452        406,001         36,325             --        132,004              --
                                              ---------      ---------      ---------      ---------     ----------      ----------
   Net increase                                 102,598        837,050         90,385             --        130,970       2,465,553

Net assets available for plan benefits at
   beginning of year                                 --             --             --             --             --       2,973,363
                                              =========      =========      =========      =========     ==========      ==========
Net assets available for plan benefits at
   end of year                                $ 102,598      $ 837,050      $  90,385      $      --     $  130,970      $5,438,916
                                              =========      =========      =========      =========     ==========      ==========





                            See accompanying notes.

                             Supplemental Schedules

                TETRA Technologies, Inc. 401(k) Retirement Plan


                    Item 27(a) - Schedule of Assets Held for
                   Investment Purposes EIN 74-2148293 PN 001


                               December 31, 1996

                                            DESCRIPTION OF
   IDENTITY OF ISSUE, BORROWER,                INVESTMENT
     LESSOR, OR SIMILAR PARTY               (SHARES OR UNITS)        COST        MARKET
------------------------------------------------------------------------------------------
AIM Equity Fund Inc.
  Constellation Fund                               60,317          $1,314,366   $1,473,728

American Funds Bond Fund of America
                                                    9,253             124,216      127,230

American Funds Growth Fund of America
                                                   17,826             235,232      295,381

Euro-Pacific International Fund                       275               7,130        7,033

American Funds Washington Mutual
  Investor Fund                                    46,586             933,091    1,143,211

*TCB - Short-Term Investment Fund                 524,091             524,091      524,091

Fidelity Advisor Growth
  Opportunities Fund                               33,191             994,764    1,171,643

Invesco Mutual Fund GIC                           124,363             124,363      124,363

*Tetra Technologies, Inc
   Common Stock                                   101,767           1,212,259    2,509,865

*Loans to participants (maturities
   approximate 3 years at rates ranging from
   9% to 10% per annum)                                --                  --      321,045



* Party in interest.


                TETRA Technologies, Inc. 401(k) Retirement Plan


               Item 27(d) -D Schedule of Reportable Transactions
                             EIN 74-2148293 PN 001


                          Year ended December 31, 1996


                                                                             CURRENT VALUE
                                                                             OF ASSET AT    NET
                                            SELLING    PURCHASE    COST OF     DATE OF      GAIN
 DESCRIPTION OF ASSETS                       PRICE       PRICE      ASSET    TRANSACTION   (LOSS)
-------------------------------------------------------------------------------------------------
AIM EQUITY FUNDS INC. CONSTELLATION FUND
41 Purchases of 22,008.037                  $     --    $540,607   $540,607   $540,607   $     --
23 Sales of 5,731.292                         138,121         --    119,188    138,121     18,933

ALEX. BROWN CASH RESERVE FUND
4 Purchases of 10,417.39                           --     10,417     10,417     10,417         --
1 Sale of 6,077.44                              6,077         --      6,077      6,077         --

AMERICAN FUNDS BOND FUND AMERICA
28 Purchases of 2,774.161                          --     37,261     37,261     37,261         --
17 Sales of 2,364.02                           32,089         --     31,652     32,089        437

EURO-PACIFIC INTERNATIONAL FUND
10 Purchases of 274.983                            --      7,130      7,130      7,130         --

FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND
40 Purchases of 12,274.879                         --    423,564    423,564    423,564         --
30 Sales of 20,777.911                        235,625         --    206,689    235,625     28,936

                TETRA Technologies, Inc. 401(k) Retirement Plan


         Item 27(d) -D Schedule of Reportable Transactions (continued)
                             EIN 74-2148293 PN 001


                          Year ended December 31, 1996

                                                                                 CURRENT VALUE
                                                                                  OF ASSET AT
                                               SELLING     PURCHASE     COST OF     DATE OF        GAIN
      DESCRIPTION OF ASSETS                      PRICE       PRICE       ASSET    TRANSACTION     (LOSS)
----------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GROWTH FUND OF AMERICA
10 Purchases of 1,056.433                        $     --   $ 18,778   $ 18,778   $ 18,778       $     --
11 Sales of 3,824.53                              120,251         --     96,894    120,251         23,357

INVESCO MUTUAL FUND GIC
31 Purchases of 54,631.66                              --     54,632     54,632     54,632             --
11 Sales of 51,321.837                             51,322         --     51,216     51,322            106

TETRA TECHNOLOGIES INC. COMMON STOCK
3 Purchases of 2,949                                   --     50,489     50,489     50,489             --
29 Purchases of 11,344                                 --    218,966    218,966    218,966             --
27 Sales of 7,823                                 150,251         --     91,208    150,251         59,043

AMERICAN FUNDS WASHINGTON MUTUAL INVESTOR FUND
34 Purchases of 13,406.441                             --    321,651    321,651    321,651             --
27 Sales of 6,689.807                             178,011         --    161,210    178,011         16,801

                TETRA Technologies, Inc. 401(k) Retirement Plan


         Item 27(d) -D Schedule of Reportable Transactions (continued)
                             EIN 74-2148293 PN 001


                          Year ended December 31, 1996


                                                                 CURRENT VALUE
                                                                  OF ASSET AT    NET
                                   SELLING    PURCHASE   COST OF    DATE OF      GAIN
      DESCRIPTION OF ASSETS         PRICE      PRICE      ASSET   TRANSACTION  (LOSS)
-------------------------------------------------------------------------------------
TCB - SHORT-TERM INVESTMENT FUND
34 Purchases of 698,266.50         $     --   $698,267   $698,267   $698,267   $   --
18 Sales of 174,175.11              174,175         --    174,175    174,175       --
2 Purchases of 4,900.85                  --      4,901      4,901      4,901       --
1 Sale of 2,446.69                    2,447         --      2,447      2,447       --

TCB - MONEY MARKET TRUST
6 Purchases of 103,215                   --    103,215    103,215    103,215       --
4 Sales of 103,215                  103,215         --    103,215    103,215       --
4 Purchases of 588                       --        588        588        588       --
2 Sales of 588                          588         --        588        588       --


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              TETRA Technologies, Inc.
                                              401(k) Retirement Plan


Date:    June 27, 1997                        By: /s/ BASS C. WALLACE, JR.
                                                  ------------------------------
                                                  Bass C. Wallace, Jr.
                                                  Committee Member

                                INDEX TO EXHIBIT


    EXHIBIT NO.                                                     PAGE
    -----------                                                     ----
       23.                 Consent of Ernst & Young LLP              17